ISRAEL BANK OF AGRICULTURE LTD.

                              83, HACHASHMONAIM ST.
                         P.O.B. 20107, TEL-AVIV, ISRAEL
                 PHONE: 03-6841209; FAX. 03-5620173, 03-6841214
                           e-mail: iba@goldmail.net.il

                                                             November 14th, 2005
                                                               & 2180

Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549
U.S.A.

Dear Mr. Walker,

      RE:      Israel Bank of Agriculture Ltd. File No. 002-41957
                      Your letter dated September 26, 2005
                        Our letter dated October 27, 2005

In response to your letter noted above, and in further to our letter, dated October 27, 2005, we would first like to provide you with some background information on the Company.

The Company was incorporated in 1951 in Israel as a Government Company owned by the State of Israel. The Company was created for the purpose of providing credit and loans to the Agricultural Sector in Israel. Through the year 1993, the Company operated as a small bank without any branches.

The Company's shares are held almost entirely by the State of Israel. As of December 31, 2004, the State of Israel's holdings in the Company were as follows:

Ordinary shares                       100%
Preferred "A" shares                99.52%
Preferred "C" shares                93.08%

At the end of the 1980's (approximately 20 years ago), the Company encountered difficulties as a result of agreements that the Government of Israel entered into with the Agricultural Sector and the Israeli Banks. The basis of the agreements was the granting of Government assistance and the forgiveness of loans granted by the Banking Sector.

As a result, the Company accumulated large losses and the Inspector of Banks restricted the Company's banking license in 1993.

Since 1993, the Company is not permitted to receive funds for deposit from the public nor is it permitted to grant new credit. The Bank of Israel allowed the Company to continue with the implementation of the above noted agreements and the collection of past loans. The result of these events was that the Company ceased its banking activities per se except for the collection of old credit given. Furthermore, and as a consequence of the above events, the Bank of Israel exempted the Company from various filings required of banks.

As noted, the Company has experienced in the last two decades heavy losses in very large amounts arising from the agreements made to rehabilitate the Agricultural Sector. These losses arose from the need to establish allowances for uncollectible receivables and resulted in a very large deficiency in Capital which it appears will not change. The Company has not distributed a dividend since 1999 and it does not appear that it will be able to do so in the future.

The Company does not have the ability to repay the deposits and deferred capital notes to the State of Israel and accordingly received agreement from the State to defer the date of the repayment. Such agreement is given each month. Furthermore, the Company pays only interest on the other Government deposits. It should be noted that the Company currently does not have other creditors except for the State of Israel and its employees. As a result, the State will bear all the Company's obligations. Any excess funds will be used to repay liabilities to the State of Israel.

As we reported in Form 20 - F, the Government Companies Authority intends to privatize the Company which will result in a cessation of activities. In September, the Ministers' Committee for Privatization approved the proposal tendered by the Government Companies Authority. The approval is to privatize the Company by selling its loan portfolio or transferring it for collection. Any excess funds will be used to repay liabilities to the State of Israel.

As of today, no step has been taken and no decision has been made as to how to implement the approvals. Accordingly, the Company's status is as it was until implementation is undertaken but the privatization and closure of the Company is a forborne conclusion.

The Company's Preferred "C" shares were issued in the USA in 1973. To the best of our knowledge there is no trading activity currently in the USA. The shares were removed from the trading list in Israel in 1993. As of December 31, 2004, there are approximately only 1,000 overseas shareholders. (Possibly it would be appropriate to request exemption from all the filings that are made since they are no longer relevant.)

The State of Israel is prepared to acquire the shares from the minority shareholders at 90% of their per value. The Ministry of Finance issued such a tender to the US shareholders (see the attached document). However, these acquisitions have not yet been completed most likely as a result of technical problems and the lack of awareness by those who hold a small amount of shares. We need to bear in mind that these shares were acquired by the holders many years ago and it is difficult to identify them. The US shareholders are maintained through Mellon Investor Services.

Following are our answers to the questions and comments raised in your letter of September 26, 2005:

Item 4 - Information on the Company, page 6

A: History and Development of the Company

1. In Form 20-F, we reported that the Inspector of Banks notified the Company of the cancellation of the banking license. Upon receipt of this notification, we filed an appeal with the Courts (which was denied). This appeal was also noted. In all practicality, the cancellation of the banking license and the removal of the Company from membership in the "clearing house" had no affect on the Company's affairs.

      1.    (Cont.)

            These actions represented only technical procedures because, since 1993, the Company's banking license was restricted as the Company was prohibited from receiving deposits from the public or to provide credit. In fact, the Company's only activity since 1993 is the restructuring of previous loans and the collection thereof. In accordance with instructions received from the Bank of Israel, the Company was required to continue to report as a banking institution and be so called for the purpose of having its financial statements prepared in accordance with the guidelines set by the Bank of Israel. The current instructions are in force until 2008.

      2. As noted above, in September 2005, the Government of Israel resolved to privatize the Company. However, as of today, no step has been taken nor has a decision been made as to how to privatize. The status quo is continuing until the Government of Israel takes action. To the best of our knowledge, the intent is to sell the Company's loan portfolio or to transfer it for collection, to sell its remaining assets, to dismiss its employees and to close the Company.

B:    Business Overview

      3. We again would like to note that the loans made to the Kibbutzim, the Moshavim and other agricultural entities were given many years ago. Since the Company accrued large losses in the 1980's and the ratio of capital to contingent assets fell below the standard fixed by the Bank of Israel, the Company's banking license was restricted in 1993. The Company was accordingly not allowed to receive deposits from the public nor to provide credit. In the last few years, the policy of the Government of Israel is to find a way to close the Company. As a result, the State will bear all the obligations of the Company in excess of the funds available.

            The Company's Management reevaluates the loan portfolio on a quarterly basis in order to determine the required allowance for bad debts. Management makes the evaluation on a conservative basis and believes the allowances to be sufficient. In any case, the State will cover any Company obligations in excess of the funds collected.

Financial Statements

Report of Independent Auditors, page 2

4.    We have corrected the heading.

5. The Company is a Government company and therefore is subject to the directives of the Government Companies Authority. The Government Companies Authority decides every few years to rotate the independent auditors and recommends which new independent auditor should be appointed. The rotation is done over a two year period in order not to cause too much burden on the company.

5.    (Cont.)

      In the Company's case, the independent auditors through 2001 was the firm of Kost Forer & Gabbay (a member practice of Ernst & Young Global). In 2002, the firm of Rosenblum Holtzman was appointed to perform the audit jointly with Kost Forrer & Gabbay. As of 2003, Rosenblum Holtzman are the sole independent auditors of the Company.

6. The independent audit of the subsidiary was performed by the firm of Fibich, Ashkenazi & Co., Certified Public Accountants (Isr.). Their opinion on the financial statements of the subsidiary was a "clean opinion".

7.    (THIS PART WAS WRITTEN BY THE AUDIT FIRM OF ROSENBLUM-HOLTZMAN)

      Rosenblum   Holtzman,   CPAs  (Isr.)   filed  the   documents   requesting
      credentialing of foreign CPAs to practice before the U.S. SEC in 2003.

      As part of the process to register, Rosenblum Holtzman requested assistance from the U.S. firm of Leslie Sufrin & Company, P.C., which is recognized by the SEC. The aforementioned firm contacted the SEC and as a result a document of requirements was provided to Rosenblum Holtzman. Accordingly, on June 18, 2003, Rosenblum Holtzman filed a request to practice before the SEC. On June 25, 2003, comments pertaining to the request were received from Mr. Bert W. Mehrer, Assistant Chief Accountant. On July 21, 2003, an amended application was filed.

      Since the firm did not receive a reply from the SEC to the amended application, we resent the application to the SEC on October 21, 2003 to assure that the amended application was received. Attached is a copy of our last amended application as noted above. In addition, we would like to note that the two senior partners in the firm also hold Master of Law degrees (LL.M) and one of these partners completed a comprehensive course in peer review and is now authorized to perform peer reviews of firms auditing public companies in Israel.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies

C:    Financial Statement Presentation Basis, page 16

8. Preparation of financial statements on the basis of changes in the General Purchasing Power became accepted practice in Israel due to the hyperinflationary economy of the decade before July 1985. For example, the inflation rate in Israel in 1984 was over 400%.

      This condition led the Institute of Certified Public Accountants in Israel to decide that financial statements prepared on the basis of historical cost were of no value to the user. As a result, Opinion No. 23 was issued in 1979 requiring footnote disclosure of financial statements adjusted for the effects of the changes in the General Purchasing Power of the currency as measured by the Israeli Consumer Price Index. In 1985, the Institute issued opinion No. 36 which required that almost all Israeli companies prepare their primary financial statements on the basis of historical cost adjusted for the changes in the General Purchasing Power.

Note 1 - The Bank, Its Main Activities and Significant Accounting Policies
(Cont.)

C:    Financial Statement Presentation Basis, page 16 (Cont.)

      In the last five years, inflation in Israel has been less even than that experienced in the US. Accordingly, the Israeli Financial Standards Board, the body which is currently authorized to issue accounting standards (similar to the FASB), issued Accounting Standard No. 12 which requires the cessation of the preparation of financial statements on the basis of changes in the General Purchasing Power starting as of January 1, 2004.

Note 12: Share Capital, page 36

9. The weighted average shares outstanding used for the computation of earnings per share is 209,273. This information has been included.

10. See the opening comments that note what percentage is held by the Government of Israel. The actual number of shares held by others as of December 31, 2004 is as follows:

      o     Preferred "C" shares - 17,310 shares (out of 250,000 shares issued)

Note 20: Reconciliation Between Israel GAAP and U.S. GAAP, page 42

General

11. The Company's Management evaluates on a quarterly basis the required allowances for bad debts based on existing agreements and past experience. In addition, some of the allowances were made pursuant to directives issued by the Inspector of Banks. Management's evaluations are based on a very conservative approach and believes that the allowances are sufficient.

      The accounting treatment is made on a conservative basis and in any case, as noted above, the State of Israel will bear any obligations in excess of funds collected.

12. The computation of earnings per share as it relates to the Company is not different than that under US GAAP.

(d) Statement of Cash Flows, page 44

13. The correction has been made.

We state that:

      - The company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to provide further clarifications if required.

Sincerely,


Yakov Cohen
Chief Financial Officer

                       [LETTERHEAD OF ROSENBLUM-HOLTZMAN]

                                                      Tel-Aviv, October 21, 2003
                                                                51031 /yv

Mr. Bert W. Mehrer
Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20543-1103
U.S.A

                        Re: Credentialing of Foreign CPA
                            to Practice Before the U.S. SEC

We would be grateful for receiving an update regarding our request to practice before the SEC, as described in our letter, dated July 21st 2003 (enclosed).

Please do not hesitate to contact us should you require any further information.

                                                        Sincerely,


                                                    Rosenblum-Holtzman
                                               Certified Public Accountants

                       [LETTERHEAD OF ROSENBLUM-HOLTZMAN]


                                                         Tel-Aviv, July 21, 2003
                                                           47914/gg
Mr. Bert W. Mehrer
Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20543-1103
U.S.A

      Re:   Credentialing of Foreign CPA to Practice Before the U.S. SEC

Dear Sir,

Our firm wishes to obtain credentials to practice before the SEC.

This is in order to facilitate our appointment as independent auditors of the Israel Bank of Agriculture Ltd. (IBA), a corporation with securities that are registered for trading in the U.S.

At this stage, we do not have any other SEC registrants.

In support of our application for credentials, and according to SEC requirements, we have detailed below information concerning, our firm, its compliance with U.S. accounting standards, the engagement leading to this application and arrangements with a participating consultant in the U.S.

1.    General

      The accounting firm of Rosenblum - Holtzman (R&H) was established in Israel in 1981. It is regarded as one of the leading medium sized accounting firms in Israel.

      Its main office is located in central Tel Aviv Israel, with an additional branch in northern Israel.

      R&H is professionally qualified and in good standing in Israel - the jurisdiction in which its offices are located - and is well regarded in other jurisdictions with which it has contact.

      No litigation or regulatory actions, involving professional matters, are pending against R&H or any of its partners.

2.    International Affiliations

      R&H is a member of KS International - an international organization of medium sized accounting firms (http://www.ksi.org/). As a professional affiliation, KS International requires that its members maintain stringent standards.

3.    Staff

      R&H  comprises 4 partners and 45  employees,  which  includes 21 Certified
      Public   Accountants,   economists,   interns   and   qualified   computer
      professionals, each holding a degree in their respective fields.

      Partners

      o Holtzman, Uri - CPA, Joint Managing Partner, is a member of the Institute of Certified Public Accountants in Israel and a member of the Institute of Internal Auditors Israel.

      o Rosenblum, Shmuel - CPA, LLM, Joint Managing Partner, is a member of the Institute of Certified Public Accountants in Israel, the Association of Certified Fraud Examiners (C.F.E.) of the U.S. and the Institute of Internal Auditors Israel.

      o Birnboim, Eli - CPA, Partner, is a member of the Institute of Certified Public Accountants in Israel.

      o Gana, Gali - CPA, Partner, is a member of the Institute of Certified Public Accountants in Israel and of the Institute of Internal Auditors Israel and has certification as a Certified Information System Auditors (C.I.S.A).

      Professional Staff

      All of the Certified Public Accountants on the staff are members of the Institute of Certified Public Accountants in Israel. This qualification is equivalent to that of a Certified Public Accountant in the U.S.

      Some of the CPAs are also members of the Institute of Internal Auditors in Israel and of the Information Systems Audit and Control Association (ISACA).

      In addition to the above, our principals and staff are currently, or have in the past, acted in capacities and hold memberships as follows:

      o     Investigator for the Israel Securities Authority.

      o Member of the Association of Certified Fraud Examiners (C.F.E.) of the U.S.

      o     Member of Certified Information System Auditors (C.I.S.A).

      o Internal auditor in banks and companies in the capital market, while engaged in the internal audit division of one of Israel's largest banks.

      o Manager on-site document security in computerized systems and networks.

4.    Expertise

      R&H has extensive experience providing audit services in both the private, public and government sectors. This includes insurance companies, investment banks, real estate, Hi-Tech, non-profit organizations and a variety of other industries involving: plastics, metal, optic technologies, paper industries and more.

      U.S. Experience

      Our firm served as the auditors of Point of Sale (today: Retalix- RTLX) prior to its IPO in Israel in 1994, and as joint auditors, in cooperation with PWC, for its second public offering in 1998 in the U.S on the NASDAQ.

      In subsequent years, R&H jointly audited Point of Sale's financial statements in accordance with U.S. regulations, including the appropriate reports necessary for the form 20-F filing.

5.    Information on our Audit Clients

      Our firm performs statutory audit services for over 360 companies and internal audit services for over 70 companies.

      Our 10 largest clients, whose financial statements we audit, are as follows:

      ==========================================================================
                                                    Revenues        Annual fee
                                                     (U.S.$           (U.S.$
                       Client name                  millions)       thousands)
      --------------------------------------------------------------------------
     Afula municipality                                39              22
      --------------------------------------------------------------------------
      The Israel Bank of Agriculture Ltd.             ---              35
      --------------------------------------------------------------------------
      Golan Plastic Ltd.                               24              40
      --------------------------------------------------------------------------
      Genigar Plastic Ltd.                             24              20
      --------------------------------------------------------------------------
      Plasan Sasa (limited partnership)                18.5            15
      --------------------------------------------------------------------------
      Tana Industries (1991) Ltd.                      17.5            18
      --------------------------------------------------------------------------
      Gemel Sarid Ltd.                                 14.8            16
      --------------------------------------------------------------------------
      Teraflex (limited partnership)                   13              17
      --------------------------------------------------------------------------
      Shiltex Ltd.                                     13              18
      --------------------------------------------------------------------------
      Aztec Distribution Ltd.                          13              12
      --------------------------------------------------------------------------
      Mapal Plastic Products Ltd.                      9.8             18
      --------------------------------------------------------------------------
      A.R.I. Flow Control Accessories                  9.8             15
      ==========================================================================

6.    Brief Description of Accounting Principles and Auditing Standards

      a.    Accounting Principles and Auditing Standards

            1.    The  firm's   partners  and   professional   staff  are  fully
                  acquainted  with,  and  observe,   the  following   accounting
                  principles and auditing standards:

                  -     Generally Accepted Accounting Principles in Israel.

                  -     International Generally Accepted Accounting Principles.

                  -     Generally Accepted Accounting Principles in the U.S.

                  -     Generally Accepted Auditing Standards in Israel.

                  -     International Generally Accepted Auditing Standards.

                  -     Generally Accepted Auditing Standards in the U.S.

                  -     U.S. SEC rules and regulations.

            2. Our firm ensures that the partners and employees are kept fully informed of all changes and new developments affecting the profession.

                  We provide our personnel with in-house training as well as sending them to training sessions held by the local Institute of CPA's. We also provide immediate updates through E-mails to our personnel of any significant changes in rules, standards and laws.

                  Moreover, as members of the Institute of Certified Public Accountants in Israel all our CPA's receive, on a regular basis, notification of all changes (including changes in U.S. and international GAAP and GAAS) in the profession as well as other professional information.

      b. Differences between Israeli Auditing Standards and U.S. Auditing Standards

            - The accounting profession in Israel works in close cooperation with the principal professional institutions worldwide. It initiates changes according to economic developments in Israel and around the world.

                  Consequently, there are no significant differences between the Israeli auditing standards and U.S. auditing standards.

                  The process of  standardization  is established by two bodies:
                  The Israel Accounting Standards Board determines accountancy standards. This Board is jointly administered by the Institute of CPA's in Israel and the Israeli Securities Authority. The active members on the Board are from three sectors: public accounting, business and education.

                  The Institute of CPA's in Israel determines the auditing standards to be followed by Israeli auditors. During the process of preparing the standards and their confirmation, a process of public hearing takes place in which anyone is entitled to express one's views.

                  In cases where there are no specific appropriate Israeli auditing standards, it is customary to practice according to International and U.S. (GAAS) standards.

7.    Professional Policies of the Firm

      A.    Quality Control Procedures

            -     Our  firm  is  among   the  few  firms   that  meet   ISO-9002
                  requirements.

            -     The  quality  control   principles  of  the  ISO  -  9002  are
                  international. These principles are constantly updated and reviewed by the firm partners.

            - Our compliance with the ISO-9002 requirements is audited on a semi-annual basis by authorized agents of SGS International Certification Services E.E.S.V., Geneva.

            - R&H successfully completed its ISO Peer Review on November 17, 2002, and received an unmodified report.

            - Our firm complies with Statements on Quality Control Standards as issued by the Auditing Standards Board of the American Institute of Certified Public Accountants and the Institute of Certified Public Accountants in Israel.

            - Our firm has also implemented quality control policies and procedures, which comply with International Standards on Auditing of the International Federation of Accountants.

                  These standards include:

                  A.    Acceptance and continuance of clients and engagements.

                  B.    Engagement performance.

                  C.    Independence, integrity and objectivity.

                  D.    Quality of professional conduct.

                  E.    Continuing professional education.

                  F.    Monitoring.

                  Examples of our monitoring procedures include:

                  -     While   planning   for   engagement,   we  conform  with
                        professional, regulatory and firm requirements.

                  -     The  engagement  is  performed,   supervised,  reviewed,
                        documented   and   communicated   in   accordance   with
                        professional standards.

                  -     Arrangements with the client are prepared in writing.

            The firm ensures that:

            -     No one has audited his or her own work.

            -     More than one person works on a project.

            -     The principle of rotation is observed.

            -     Employees take holiday leave in accordance with firm policy.

            -     Each employee is familiar with firm procedures.

            -     Working papers are reviewed by another person.

            - Non-audit services provided do not include involvement in management decisions of our clients.

            - Internal audit services provided do not impinge on our external audit.

            - All partners and professional staff members obtain at least 30 hours of continuing professional education on an annual basis.

            -     All  relevant   information  is  obtained  from  the  previous
                  auditor.

            - The firm has a professional with the required expertise to perform the given assignment.

            - Procedures dealing with independence are reviewed and complied with.

            - Regulations dealing with ethical behavior are reviewed and complied with.

            - Consultations on any problem are made with a partner or relevant professional department.

            - The partners identify those areas of a specialized nature requiring consultation.

      B.    Continuing Professional Education

            - All partners and professional staff members of our firm are required to obtain 30 hours of continuing professional education on an annual basis, as mandated by our firm's quality control policies and procedures.

            - The firm provides its personnel with access to professional and regulatory literature (through its hard copy references or by computer and software with access to applicable databases) and advises them that they are expected to be familiar with it.

      C.    Integrity of Client Information

            - Our firm has instituted the necessary barriers (firewalls) for preventing the dissemination of information regarding the client's affairs to potential competitors, purchasers, other clients, suppliers or any other entity affiliated with the company's activity.

      D.    Conflict of Interest

            - Our firm meets the S-X regulations with respect to independence standards, and while acting as company's auditors, we continuously review our position to ensure that no risk of conflict of interest arises.

      E.    Independence

            - Legislation exists in Israel to ensure the independence of auditors. Moreover the Israel Council of Certified Accountants has issued specific guidelines and professional regulations in this matter.

            - Our firm constantly ensures the independence of its partners and employees in relation to its clients at all times, as required by law and by the guidelines and regulations issued by the professional bodies.

                  Examples include:

                  Not providing non-audit services that involve performing management decisions,

                  Not auditing our own work,

                  Not providing internal audit services in conjunction with our external audit.

            - As a part of our firm's written procedures, the independence of the partners and employees in relation to the client is ensured prior to the engagement. Furthermore, the firm's written procedures obligate partners and employees to immediately inform the Management of the firm upon any event that may affect their independence.

      - Our firm monitors compliance with U.S. SEC rules and regulations regarding independence, as follows:

            A.    Objectivity and lack of bias.

            B.    Quality control.

            C. Investments by auditors or their family members in audit clients.

            D.    Non-audit services.

            Following are some examples of our procedures:

            -     Ensure that no employee holds shares in the client company.

            - Every employee is required to state that he or she doesn't hold any shares in a firm client.

            - Check to ensure that there have not been any kind of transactions between the client and one of the employees.

            - Every employee is required to state that he or she has not made any transaction with a client of the office.

            -     Fees must be set in advance.

            - Ensure that the total fees charged do not exceed 10% of the firm's revenues.

            - Ensure that the audit fees exceed 50% of the total fees received from the client.

            - Ensure that the managing partner periodically reviews fees unpaid by clients to ascertain whether the firm's independence is impaired by the existence of such debts.

            - Assurance is made that all fees relating to prior year have been paid before starting the new audit.

            - Make sure that the work as consultants does not include participating in or making management decisions for the client.

            - Make sure that the firm is not providing internal audit services in conjunction with our external audit.

            -     Determining  that  the  firm  is  not  providing   bookkeeping
                  services in conjunction with our external audit by requiring that partners review all services provided to clients.

            - Make sure that the audit fees are not dependent on the results of the audit.

            - Ensure that the auditor will not stipulate that the audit will be performed contingent on other services to the client.

            - Ensure that the auditor does not provide services as an attorney, receiver, and trustee or hold any other management position for the client.

8.    Information Relating to the Audit

            Brief History of the Engagement

            - Our firm was recently appointed by The Government of Israel as independent auditors of the Israel Bank of Agriculture Ltd.
                  (IBA).

            - The IBA has certain securities that are registered for trading in the U.S.A. To the best of the Company's knowledge, these securities are not being traded, and only an insignificant number are held by the public. Notwithstanding this, the IBA is still required to file documents with the SEC.

            - The Israel Bank of Agriculture Ltd. is a government owned company. As such, the appointment of the auditor is subject to extensive review, including examination of the auditor's independence.

            - IBA is subject to the review and internal audit of the Government Companies Authority, the Bank of Israel and the
                  Supervisor of Banks. In addition, there are internal control mechanisms such as the appointment of an internal auditor.

            - The annual fee is determined and approved by the Government Companies Authority and is estimated at U.S.$35,000.

            - R&H, in cooperation with Kost Forer & Gabbay (a member of E&Y international), audited and signed the financial statements of Israel Bank of Agriculture Ltd as of December 31, 2002. R&H received the appointment as sole auditors by the Government Companies Authority. This appointment took effect from January 2003.

      Time Devoted to the Audit

      - The work hours devoted to IBA include the audit and review of financial statements, an internal control survey and a general IT control survey.

      - The average annual hours devoted to the audit by professionals, including partners and supervisors, is approximately 1,000 hours, as follows:

                  Classification                 Hours
            ------------------------------       -----

            Partner                                132
            Manager                                159
            Senior                                 248
            Staff                                  461
                                                 -----
                                                 1,000
                                                 =====

      Review of the client's internal accounting control

      - The outcome of an internal accounting control survey, recently performed by R&H was satisfactory.

      - We will obtain an understanding of the internal controls, sufficient to plan a primarily substantive approach to our audit of the financial statements.

      -     Our review and testing of the internal controls included:

            A.    Governance and policies regarding IT.

            B.    Security.

            C.    Maintenance.

            D.    Development of information systems.

      -     Our audit procedures included, amongst others:

            -     Reviewing procedures.

            -     Surveying activities executed and their underlying documents.

            -     Inspecting   the   computerized   system  and   management  of
                  authorities.

            - Discussions with the managers and employees responsible for the areas that we surveyed.

            -     obtaining  written  confirmation   directly  from  depositors,
                  customers, creditors, financial institutions, etc.

            -     testing calculations.

            - examining original source documents (e.g. vendor invoices) which support significant transactions.

            - obtaining an understanding of the internal controls in order to plan the audit and to support a substantive approach to the audit.

            - performing analytical review during the planning and final review phases of the audit.

            - obtaining a written representation letter directly from legal counsel to the client.

            -     obtaining  copies,  for retention in the permanent  file,  and
                  reading  of  all   agreements  and  other   documents   having
                  continuing significance to the present and to future audits.

            - obtaining copies and reading all minutes of all meetings of the governing board (and all committees thereof) for items of accounting, financial reporting and auditing significance.

            -     physically examine assets owned by the client, as appropriate.

            -     performing a review for related party transactions.

            -     reviewing and testing revenue recognition by the client.

            -     considering possible fraud during audit.

            - obtain written management representation letter from the General Manager and the Chief Financial Officer at the conclusion of the audit.

9.    U.S. Consultants

      The aforesaid engagement is being undertaken by R&H with the participation of Leslie Sufrin and Company, P.C.

      Background - Leslie Sufrin and Company, P.C.

      Leslie Sufrin and Company, P.C. is located in New York City. It was founded in 1975 by Mr. Leslie Sufrin, formerly of Arthur Young & Company (now Ernst & Young).

      This firm comprises the following:

      - A staff of approximately forty professionals with varying backgrounds and expertise in accounting and auditing, taxes, mergers and acquisitions, financial due diligence, management information systems and financial planning.

      - A diversified clientele, which spans a wide variety of industries as well as international borders.

      - A developed expertise and specialty in publishing, information and other media and communication businesses.

      - A strong expertise in all phases of merger and acquisition due diligence, structuring of transaction and related matters.

      - Membership in the SEC Practice Section of the American Institute of Certified Public Accountants, which qualifies the firm to audit public companies, and membership in KS International, an international association of accounting firms.

      - The firm recently successfully completed its Peer Review and received an unmodified report.

      Arrangements Between R&H and Leslie Sufrin & Company, P.C.

      With regard to the engagement the subject of this application, we will coordinate with Leslie Sufrin and Company, P.C. as follows:

      - Prior to the commencement of the audit, both parties will review and discuss the planning of the audit that will be carried out by Rosenblum - Holtzman.

      - As the audit progresses, Sufrin will be available to representatives of Rosenblum - Holtzman to discuss accounting, financial reporting and auditing matters.

      - At the conclusion of the engagement and prior to each filing with the SEC that contains Rosenblum - Holtzman's audit report of the financial statements of the bank, Sufrin will conduct a review of the filing in accordance with Appendix K of the membership requirements of the SEC Practice Section of the American Institute of Certified Public Accountant's Division for CPA firms (SECPS). This review of the filing and the accountant's working papers will be conducted in the offices of Sufrin in New York City, with the supervisory personnel of R&H, responsible for professional services rendered to IBA, being present.

      - Once complete, Sufrin will issue the consultant's report to be filed with the SEC.

      - As our consultants, Leslie Sufrin and Company, P.C. will invoice us for their professional services rendered in connection with their review at their standard hourly billing rates.

10.   Credentialing

      Rosenblum - Holtzman is a well established Israeli firm of CPA's with substantial experience in the auditing field.

      Its experienced and qualified staff stringently follow local and international accounting standards. The firm has a professional reputation, and is in good standing in the jurisdiction in which it is located.

      In  view  of the  requirements  of its  recent  appointment  as set out in section 7 above, and its suitability for recognition, the SEC is requested to provide credentials to the firm of Rosenblum - Holtzman to practice before it.

                                                       Rosenblum - Holtzman

Certified Public Accountants

                              GOVERNMENT OF ISRAEL
                              MINISTRY OF FINANCE

       HARRY LANGMAN
   CHIEF FISCAL OFFICER
FOR THE WESTERN HEMISPERE

                                                         November 24, 2003

The Government of Israel is pleased to announce the appointment of Mellon Investor Services as Redemption Agent for shares/notes of the following:

Israel Bank of Agriculture Ltd.
C Shares - par value $100.-

Industrial Development Bank of Israel
D shares - par value $100.-
DD shares - par value $1000.-

These securities will be repurchased at 90% of per value.

Should you wish to redeem your securities via Mellon Investor Services, please adhere to the following procedures:

Please send your certificate(s) with a letter requesting to redeem to:

Mellon Investor Services
Attn: Ms. Kathy Eismont
85 Challenger Road 4th Floor
Ridgefield Park, NJ 07660

All inquiries concerning the redemption should be directed to their Customer Service department at 1-888-200-4784.

                                            Sincerely,


                                           /s/ Harry Langman

                                           Harry Langman
                                           Chief Fiscal Office of
                                           The Western Hemisphere


  800 Second Avenue, New York, N Y 10017, TEL:(212)499-5710, FAX:(212)499-5715